Crown Dynamics Corp.

5400 Laurel Springs Pkwy, Suite 107
Suwanee, GA 30024

June 5, 2012

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Crown Dynamics Corp.
Amendment No. 1 to Form 8-K
Filed March 20, 2012
File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of May 23 2012, pertaining to the Company’s Form 8-K (the “Filing”) as originally filed with the Securities & Exchange Commission (the “Commission”) on January 23, 2012 and amendment No. 1 filed on March 20, 2012 , File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 23, 2012.

Business Strategy, page 3

1.
We note your response to prior comment 2; however it appears that you have not added the disclosure you indicate in your response that you have added. Please revise to disclose the substance of your response with respect to your discussions with OEMs and to clarify that the technology underlying your license is not patented. Please also add appropriate risk factor disclosure given this unpatented technology. Please also revise your disclosure to discuss the material terms of your license and include the duration of your licenses and your toothbrush patent.

RESPONSE: After further consideration, the Company has revised the filing to meet the requirements of the requested disclosures, in this regard; the Company has amended its Business Strategy with the following as well as incorporating this correction throughout the filing as well as adding the necessary risk factor.

Products  on Page 6

“The Company would like to allow other companies to brand label its software platform and use it in their markets of interest outside the healthcare space. The Company is currently in discussions with some companies that want to OEM the product, although because of the sensitive nature of this issue and the lack of the patent on the technology, the Company has been very limited in its discussions and disclosures regarding the sharing of their technology and related information. The Company would also like to allow a few companies outside the United States to OEM the solution and sell into the dementia and elder care markets overseas, particularly Asia.  The discussions in Asia as well are very delicate and slow as the Company proceeds in this endeavor with extreme caution and is aware of the need to protect its technology……

In addition, the Company will explore strategic partnerships interested in using the software platform for other target markets.  The Company is in confidential OEM discussions with several major parties interested in brand labeling the Company Software.  The Company is very careful about keeping these discussions confidential as they do not have a patent for their Technology and realize that it is exposed to theft, piracy and loss.  The Company realizes that allowing third-parties to OEM the unpatented technology would expose the technology to additional risk of loss.  Because of the expense in developing the product further itself, the Company still feels that this is an available method for developing income from the technology, although they are proceeding with caution.”

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Intellectual Property on page 7

“We have an exclusive license to the Zorah Technology as described in Section 1.01 of this Filing and incorporated herein.  The terms are further described as an Exhibit filed with the Current Report on Form 8-K filed with the Commission on January 23, 2012 which discloses that the license for these technologies is perpetual with the right of either side to cancel with 90 days notice, or in the event of the filing for a patent application.

The Company also has the rights to a toothbrush patent, as previously disclosed and attached as an Exhibit on Form S-1 as filed with the Commission on September 21, 2010.  The patent and any rights were transferred in perpetuity or the longest amount of time allowed by law.  Therefore, Crown owns this technology indefinitely.  The United States Patent number is 5,799,354.”

Added Risk Factor on Page 9

“The validity of the unpatented technology underlying the licenses may be challenged and may adversely affect our business practices.

While we hold material interests in our product, there may be challenges to our products as the technology underlying the license is not patented.  The validity of the unpatented technology underlying the licenses of our products is often uncertain and may be contested by the federal government and other parties.  Although we have attempted to patent as much of our product as we can, we understand that it simply is not possible to patent every individual facet of our product.  While we have no pending claims or litigation pending contesting our product, there is nothing to prevent parties from challenging our product and the validity of the technology underlying the license.  While we believe that we have satisfactory covered all our basis with this product, some risk exists that may subject our product to challenge.  Also, in any such case, if our product is contested the investigation and resolution of any issues would divert some of management’s time causing and adverse effect in ongoing business practices.”

2. We note your new disclosure in response to our prior comment number 3. Please revise to remove the term “captive audience” as that concept does not seem to apply, or advise. Please also revise your risk factor disclosure further to describe how the loss of this agreement may affect management’s assessment of your controls and procedures.

RESPONSE: The Company has revised the Filing to disclose the agreement and the subject matter of the agreement.  Additionally, the Company has added the following information on page 7 and subsequent risk factor on page 11:

“The Company entered into an agreement with the American Seniors Association to offer their membership a discounted price on the GPS unit as soon as it is available.  In return, the Company has the (term “captive audience” removed) ability to reach out to members and offer the discount.  A copy of this agreement could not be located at this time.”

“Important documents can be lost or Mis-filed

Our Company has previously misplaced important documents relating to the entry into agreements.  Even though we are fairly certain that the documents have not been exposed to the public, it has been misplaced within our own files because of an inadequate filing system, lack of assistance personnel with secretarial training and the fact that our CEO has to travel and handle his own documents, which he may carry between a meeting, his home and office.  Although the Company takes greater care in handling its documents presently, it is still possible that agreements could be lost or mis-filed in the course of regular business. Management’s own assessment of controls and procedures may be adversely affected by this if they cannot internally regulate the ability to keep track of documents. ”

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Regulations, page 4

3. We note your response to prior comment 4. However, please revise to disclose whether you have begun the process of seeking FCC and FDA approval and if so, the status of your applications. Please also revise to describe how FDA approval would affect your business, including a detailed description of the approval process and timelines. Please also revise to include the timelines of seeking FCC approval.

RESPONSE: The filing has been amended on page 4 to comply with the above requests and now displays the following:

“During the Company’s initial procedure into undergoing FCC certification, they became aware that the technology in its current form will not require FCC approval as it does not qualify as a device that needs FCC approval.  The Company Previously mistakenly believed that FCC approval would be necessary.”

Item 1A. Risk Factors, page 8

4. We note your response to prior comment 6. However, please add appropriate risk factor disclosure to address the ownership of your sole officer and director.

RESPONSE: After further consideration, the Company has revised Risk Factors with the following:

Our Sole Officer and Director owns a majority of the outstanding shares of our common stock, and may be able to influence control of the company or decision making by management of the Company.

Our Directors presently own a majority of our outstanding common stock. If all of the shares of our common stock being offered hereby are sold, the shares held by our Directors will constitute at least 55% of our outstanding common stock. After sale of all stock, the current Directors will still have a majority control and will still have a majority of the voting power for all business decisions.

Item 5.06 Change in Shell Company Status, page 26

5. We note your response to prior comment 10 and your revised disclosure. However, please clarify to us how your disclosure complies with Rule 144(i)(2).

RESPONSE: The Company’s disclosure complies with Rule 144(i) (2) concerning the sale of restricted securities of a Company that has been declared a shell, in disclosing that the exceptions for resale available in 144(i) (2) allow a Company to cure the requirements of 144(i) by filing a Super 8k with Form 10 information, being current with filings for 90 days and holding of the shares for one year.  By disclosing that any shares being issued pursuant to the Exchange are subject to a holding period of one year, the Company is addressing the limitations and exceptions of 144(i) (2).

In connection with the Company’s responding to the comments set forth in the April 4, 2012 letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

   ●  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

   ●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Steve Aninye
Steve Aninye
CEO and Chairman of the Board of Directors

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